Exhibit 99.2

Dated 24 July 2012

CHINA METRO-RURAL HOLDINGS LIMITED

and

WILLIS PLUS LIMITED

SUBSCRIPTION AGREEMENT

relating to

US$60 million convertible bonds due 2017

convertible into ordinary shares of China Metro-Rural Holdings Limited

and

6,000,000 warrants

exercisable into ordinary shares of China Metro-Rural Holdings Limited

10th Floor, Alexandra House

Chater Road

Hong Kong

Telephone (852) 2842 4888

Facsimile (852) 2810 8133/2810 1695

Ref L-202213

Contents

Clause Heading		Page
1	Issue and Subscription	1

2	Listing	3

3	Security	3

4	Representations, Warranties and Indemnity	3

5	Undertakings of the Issuer	20

6	Conditions Precedent	22

7	Closing	23

8	Expenses and Payments	24

9	Termination	25

10	Survival of Representations and Obligations	26

11	Communications	26

12	Assignment	27

13	Entire Agreement	27

14	Confidentiality	27

15	Governing Law and Jurisdiction	30

16	Variation	30

17	Counterparts	30

SCHEDULE 1 TERMS AND CONDITIONS		32

SCHEDULE 2 WARRANT INSTRUMENT		33

SCHEDULE 3 REGISTRATION RIGHTS AGREEMENT		34

SCHEDULE 4 SUBSIDIARY GUARANTORS		35

SCHEDULE 5 SUBSIDIARY GUARANTEE		36

i

This Agreement is made on 24 July 2012 between:

1	CHINA METRO-RURAL HOLDINGS LIMITED, a limited liability company incorporated under the laws of the British Virgin Islands, with headquarters located at Suite 2204, 22/F Sun Life Tower, The Gateway, 15 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong (the “Issuer”); and

2	WILLIS PLUS LIMITED, a limited liability company incorporated under the laws of the British Virgin Islands, whose registered office is at Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands (the “Investor”).

The Issuer and the Investor wish to record the arrangements agreed between them in relation to an issue by the Issuer of 60,000,000 United States dollars (“US$” or “US Dollars”) in aggregate principal amount of convertible bonds due 2017 (the “Bonds”) and 6,000,000 warrants (the “Warrants”), convertible and exercisable, respectively, into fully paid ordinary shares of US$0.001 each of the Issuer (the “Shares”). The Bonds will be convertible into Shares (the “Conversion Shares”) at an initial conversion price of US$1.0811 per Share and the Warrants will entitle the holder thereof to subscribe for Shares (the “Exercise Shares”) at an initial exercise price of US$1.2973 per Share. The Shares are listed on the NYSE MKT LLC (formerly known as NYSE Amex LLC) (“NYSE MKT”) under the symbol of “CNR”.

The Issuer and the Investor are collectively referred to herein as the “Parties” and each individually as a “Party”.

References to: (i) a contract or document in this Agreement is to that contract or document as amended, novated, supplemented, restated or replaced from time to time; (ii) any person shall include its successors in title, permitted assigns and permitted transferees; and (iii) any statute or statutory provision or stock exchange listing rules include: (a) that statute or provision or listing rules as from time to time modified, re-enacted or consolidated whether before or after the date of this Agreement; (b) any past statute or statutory provision or listing rules (as from time to time modified, re-enacted or consolidated) which that statute or provision has directly or indirectly replaced; and (c) any subordinate legislation made from time to time under that statute or statutory provision.

1	Issue and Subscription

1.1

Agreement to Issue Bonds and Warrants: the Issuer agrees to issue (a) the Bonds to the Investor in the aggregate principal amount of US$60,000,000; and (b) in consideration of the Investor entering into this Agreement and performing its obligations under this Agreement, 6,000,000 Warrants to the Investor, in each case on 15 August 2012, or such later date as the Issuer and the Investor may agree (the “Closing Date”) for completion of the subscription in accordance with Clause 7 (“Closing”).

The Bonds will be subscribed at a price equal to 100% of the principal amount of the Bonds. For the purposes of this Agreement, (a) “Affiliate” means, in relation to any specified person, any person that directly or indirectly Controls the specified person or is directly or indirectly Controlled by the specified person, or any person that is under direct or indirect common Control with the specified person and (b) “Control” means possession, directly or indirectly, of the power to direct or cause the direction of the operations and management or policies of a person, whether through the ownership of voting securities, by contract or otherwise, and “Controlled” and “Controls” shall be construed accordingly.

1.2	Subscription: subject to the satisfaction (or waiver) of the conditions set forth in Clause 6, the Investor agrees to, on the Closing Date, (a) subscribe and pay for, or procure to be subscribed and paid for, the Bonds, and (b) subscribe, or procure to be subscribed, 6,000,000 Warrants, in each case in accordance with the provisions of this Agreement.

1.3	Transaction Documents and Contracts:

1.3.1	The Issuer and the Investor shall enter into this Agreement in respect of the Bonds and the Warrants.

1.3.2	Upon Closing:

(i)	the terms and conditions of the Bonds shall be substantially in the form set out in Schedule 1 (the “Terms and Conditions”) and the Warrants shall be issued in accordance with the terms of a warrant instrument in substantially the form set out in Schedule 2 (the “Warrant Instrument”);

(ii)	each Subsidiary Guarantor (as defined in Clause 1.3.2(iv) below) shall jointly enter into a deed of guarantee with the Investor in substantially the form set out in Schedule 5 (the “Subsidiary Guarantees”);

(iii)	the Issuer shall enter into a registration rights agreement with the Investor substantially in the form set out in Schedule 3 (the “Registration Rights Agreement”), pursuant to which the Issuer will agree to provide certain registration rights with respect to the Conversion Shares and the Exercise Shares under the U.S. Securities Act of 1933 (the “Securities Act”) and the rules and regulations promulgated thereunder, and applicable state securities laws; and

(iv)	China Metro-Rural Limited and the Issuer shall enter into the charges in a form reasonably satisfactory to the Parties (the “Security Documents”) over the issued share capital of the directly-owned subsidiaries of the Issuer named in Schedule 4 (each, a “Subsidiary Guarantor”) to secure the obligations of the Issuer under the Bonds.

This Agreement, the Terms and Conditions, the Warrant Instrument, the Security Documents, the Subsidiary Guarantees, the Registration Rights Agreement and each of the other agreements entered into by the Parties in connection with the transactions contemplated by this Agreement are together referred to as the “Contracts”. The Contracts, the Bonds and the Warrants are together referred to as the “Transaction Documents”.

2	Listing

The Issuer shall promptly secure the listing of all of the Conversion Shares and the Exercise Shares upon the NYSE MKT or such other securities exchange and automated quotation system, if any, upon which the Shares are then listed and shall maintain, in accordance with the Terms and Conditions and the Warrant Instrument, such listing of all Conversion Shares and the Exercise Shares from time to time issuable under the terms of the Transaction Documents. The Issuer shall maintain the Shares’ authorisation for quotation on the NYSE MKT or such other securities exchange and automated quotation system, if any, upon which the Shares are then listed. Subject to prior approval by the Majority Bondholders (as defined in the Terms and Conditions), the Issuer shall not, and shall procure that none of its subsidiaries shall, take any action which would be reasonably expected to result in the delisting or suspension of the Shares on the NYSE MKT or any other securities exchange and automated quotation system. The Issuer shall pay all its fees and expenses in connection with the performance of its obligations under this Clause 2.

3	Security

The obligations of the Issuer and the Subsidiary Guarantors under the Transaction Documents shall be secured in accordance with, and subject to, the terms of the Security Documents.

4	Representations, Warranties and Indemnity

4.1	The Issuer represents, warrants and undertakes to the Investor that:

4.1.1

Incorporation: (i) each of the Issuer and each of its subsidiaries (collectively, the “Group”, and each, a “Group Company”) is a company duly incorporated or established and validly existing under the laws of its jurisdiction of incorporation, is in compliance with all laws and regulations to which it is subject, is not in liquidation or receivership, has full power and authority to own its properties and to conduct its business and is lawfully qualified to do business in those jurisdictions in which business is conducted by it and (ii) each of the Issuer and each Subsidiary Guarantor has full power and authority to enter into and perform its obligations under the Transaction Documents;

4.1.2	Validity, Authorisation and Enforcement of Contracts: the Contracts have been duly authorised, executed and delivered by each of the Issuer and the Subsidiary Guarantors to which it is party and constitute valid and legally binding obligations of the Issuer and Subsidiary Guarantors, respectively, and enforceable against the Issuer and each Subsidiary Guarantor in accordance with their respective terms;

4.1.3	Validity of the Bonds and the Warrants: the Bonds and the Warrants have been duly authorised by the Issuer and, when delivered on the Closing Date in accordance with the Transaction Documents, the Bonds and the Warrants will be duly executed, authenticated and delivered, and constitute valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with its terms;

4.1.4	Status of the Bonds: the Bonds will constitute direct, secured, unconditional and unsubordinated obligations of the Issuer and will at all times rank at least pari passu with all other present and future unsecured obligations of the Issuer other than those preferred by statute or applicable law;

4.1.5

Authorised Share Capital: the Issuer has, or prior to the Closing Date will have, sufficient authorised but unissued share capital to satisfy (a) the issue of such number of Conversion Shares as would be required to be issued on conversion of all the Bonds at the initial conversion price and (b) the issue of such number of Exercise Shares as would be required to be issued on exercise of all the Warrants at the initial exercise price. The Issuer shall maintain at all times sufficient authorised but unissued share capital to satisfy the issue of Conversion Shares at the prevailing conversion price of the Bonds and Exercise Shares at the prevailing exercise price of the Warrants;

4.1.6	Conversion Shares and Exercise Shares: the Conversion Shares and the Exercise Shares, when allotted, issued and delivered in the manner contemplated by the Bonds and the Warrants respectively (and in the case of the Exercise Shares, upon receipt by the Issuer of the exercise price called for in the Warrants):

(i)	will be duly and validly allotted and issued, fully-paid and non-assessable;

(ii)

will rank pari passu and carry the same rights and privileges in all respects as any other class of the ordinary share capital of the Issuer and shall be entitled to all dividends and other distributions declared, paid or made thereon;

(iii)	subject to any restriction under the US securities laws, will be freely transferable, free and clear of all liens, charges, encumbrances, security interests or claims of third parties and will not be subject to calls for further funds; and

(iv)	subject to registration pursuant to the Registration Rights Agreement, duly listed, and admitted to trading, on the NYSE MKT;

4.1.7	Pre-emptive Rights and Options:

(i)	the issue of the Bonds, the Warrants, the Conversion Shares and the Exercise Shares will not be subject to any pre-emptive or similar rights;

(ii)	except for the unexercised warrants issued on 11 May 2011 by the Issuer to the public where a Form F-3 has been filed and to Zhong Ying on 16 August 2011 which issue was made pursuant to Regulation S under the Securities Act:

(a)

there are no outstanding securities issued by the Issuer or any other Group Company convertible into or exchangeable for, or warrants, rights or options, or agreements to grant warrants, rights or options, to purchase or to subscribe for, shares of the Issuer or any other Group Company;

(b)

save for the employee stock option scheme as approved by the Issuer, there are no other or similar arrangements approved by the board of directors of the Issuer or any other Group Company or a general meeting of shareholders of the Issuer or any other Group Company providing for the issue or purchase of, or subscription for, Shares or securities issued by the Issuer or any other Group Company convertible into or exchangeable for, or warrants, rights or options, or agreements to grant warrants, rights or options, to purchase or to subscribe for, shares of the Issuer or any other Group Company; and

(c)	no unissued share capital of the Issuer or any other Group Company is under option or agreed conditionally or unconditionally to be put under option;

4.1.8	Restrictions: there are no restrictions on transfers of the Bonds or the Warrants or the voting or transfer of any of the Shares (including Conversion Shares and Exercise Shares) or payments of dividends with respect to the Shares (including Conversion Shares and Exercise Shares) pursuant to the Issuer’s constitutional documents, or pursuant to any agreement or other instrument to which the Issuer is a party or by which it may be bound;

4.1.9	Capitalisation: all the outstanding shares, capital stock and other equity interests of the Issuer and each other Group Company have been duly and validly authorised and issued, are fully paid and non-assessable, and were issued in compliance with applicable laws; all such shares, capital stock and equity interests of the other Group Companies are owned directly or indirectly by the Issuer, free and clear of all liens, charges, encumbrances, security interests, claims of any third party, restrictions on transfer or restrictions on voting; and all such shares, capital stock and equity interests of the Issuer were issued in accordance with the registration or qualification provisions of the Securities Act and any relevant blue sky laws of the United States or pursuant to valid exemptions therefrom and were issued in compliance with other applicable laws;

4.1.10

 Laws and Listing Rules: each of the Issuer and the other Group Companies, and their respective directors and officers is in compliance with and will comply with all applicable laws (including, but not limited to, federal and state securities laws) and the applicable rules and regulations of the NYSE MKT (the “Listing Rules”) and the Issuer will comply with all applicable laws and the applicable requirements of the Listing Rules in connection with the issue, offering and sale of the Bonds and the Warrants and the issue of the Conversion Shares and the Exercise Shares except where breach of this provision would not have a Material Adverse Effect (as defined in Clause 4.1.19 below);

4.1.11

 Consents: subject to the relief from shareholders approval to be obtained from the NYSE MKT under the AMEX Company Guide, no consent, clearance, approval, authorisation, order, registration or qualification of or with any court, governmental agency or regulatory or self-regulatory body having jurisdiction over the Issuer is required and no other action or thing is required to be taken, fulfilled or done

(including without limitation the obtaining of any consent or licence or the making of any filing or registration) for the execution and delivery by each of the Issuer and the Subsidiary Guarantors of the Contracts to which it is party, the issue, sale and delivery of the Bonds or the Warrants, the issue of the Conversion Shares or the Exercise Shares to the Investor, the carrying out of the other transactions contemplated by the Transaction Documents, the Bonds or the Warrants, or the compliance by the Issuer with the Terms and Conditions or the terms of the Warrant Instrument, except for (a) all of those which have been, or will prior to the Closing Date be, obtained and are, or will on the Closing Date be, in full force and effect, (b) the filing with the U.S. Securities and Exchange Commission (the “SEC”) of one or more registration statements in accordance with the requirements of the Registration Rights Agreement, (c) the filing, as applicable, with the Financial Industry Regulatory Authority in connection with the such registration statement, (d) the filing of a listing application for the Conversion Shares and the Exercise Shares, as may apply, with the NYSE MKT, which shall be done pursuant to the rules and regulations of NYSE MKT; and (e) such filings as may be required under blue sky or state securities laws. To the best knowledge, information and belief of the Issuer (after due inquiry), the Issuer is unaware of any facts or circumstances that might prevent the Issuer from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. The Issuer is not in violation of the listing requirements of the NYSE MKT and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Shares in the foreseeable future. The issuance by the Issuer of the Conversion Shares and the Exercise Shares shall not have the effect of delisting or suspending the Shares from the NYSE MKT;

4.1.12	Compliance: the execution, delivery and performance of the Contracts, the issue and delivery of the Bonds and the Warrants, the issue of the Conversion Shares and the Exercise Shares, the carrying out of the other transactions contemplated by the Transaction Documents and the compliance by the Issuer with the Terms and Conditions and the terms of the Warrant Instrument do not and will not:

(i)

conflict with or result in a breach of any of the terms or provisions of, or constitute a default (nor has any event occurred which, with the giving of notice and/or the passage of time and/or the fulfilment of any other requirement would result in a default by the Issuer or any other Group Company under, (a) the documents constituting the Issuer or the Subsidiary Guarantors, or (b) any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Issuer or any other Group Company is a party or by which any of their respective assets are bound (collectively, the “Existing Obligations”) which, in the case of (b) only, has had or reasonably could be expected to have a Material Adverse Effect; or

(ii)	infringe any existing applicable law, rule, regulation (including foreign, federal and state securities laws and regulations), judgment, order, authorisation or decree of any government, governmental or regulatory body or court, domestic or foreign, having jurisdiction over the Issuer or any other Group Company or any of their respective assets; or

(iii)	infringe the rules and regulations of any stock exchange on which securities of the Issuer are listed;

4.1.13	Constitution: the copy of the Issuer’s memorandum and articles of association (“Constitution”) attached to the Form 20-F filed with the SEC on 16 July 2012 is a true, accurate and up-to-date copy of the original, which has been validly adopted in accordance with the laws of the British Virgin Islands;

4.1.14	Financial Statements:

During the three (3) years prior to the date hereof, the Issuer has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) (all of the foregoing filed prior to the date hereof or prior to the date of the Closing, and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). The Issuer has delivered to the Investor or its representatives true, correct and complete copies of the SEC Documents not available on the EDGAR system. As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective filing dates, the financial statements of the Issuer included in the

SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect at the time of filing. Such financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Issuer as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments);

Except as disclosed in the SEC Documents, neither the Issuer nor any of the Group Companies has, since 31 March 2012, (a) entered into any transactions, (b) entered into or assumed any contract, (c) incurred, assumed or acquired any liability (including contingent liability) or other obligation, (d) acquired or disposed of, or agreed to acquire or dispose of, any business or any other asset, (e) cancelled, waived, released or discounted in whole or in part any debts or claims, or (f) taken on or become subject to any contingent liability, in each case, which were not in the ordinary course of business. Since 31 March 2012, there has not been any event or condition of any type that has had or reasonably could be expected to have a Material Adverse Effect;

4.1.15	Internal Accounting and Disclosure Controls: the Issuer and each other Group Company maintain a system of internal control and accounting controls sufficient to provide reasonable assurances that:

(i)	transactions are executed in accordance with management’s general or specific authorisations and in compliance with applicable laws, rules and regulations (including without limitation the Listing Rules);

(ii)	transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability;

(iii)	access to material assets is permitted only in accordance with management’s general or specific authorisation;

(iv)	the recorded accountability for material assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and

(v)

each of the Issuer and each other Group Company has made and kept books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of such entity and provide a sufficient basis for the preparation of the Issuer’s consolidated financial statements in accordance with IFRS.

The Issuer maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the Exchange Act) that are effective in ensuring that information required to be disclosed by the Issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed in to ensure that information required to be disclosed by the Issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Issuer’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure;

4.1.16	Contingent Liabilities: there are no outstanding guarantees or contingent payment obligations of the Issuer and each other Group Company in respect of indebtedness of third parties other than those disclosed in the financial statements referred to in Clause 4.1.14; the Issuer and each other Group Company is in compliance with all of its obligations under any outstanding guarantees or contingent payment obligations as disclosed in the financial statements referred to in Clause 4.1.14. There are no outstanding guarantees or contingent payment obligations that is required to be disclosed by the Issuer in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect;

4.1.17	Off-balance Sheet Arrangements: neither the Issuer nor any other Group Company has any off-balance sheet transactions which, individually or in the aggregate, would, or is likely to, have a Material Adverse Effect and neither the Issuer nor any other Group Company has any relationships with unconsolidated entities that are contractually limited to narrow activities that facilitate the transfer of or access to assets by the Issuer, or any other Group Company, such as structured finance entities and special purpose entities that could have a material adverse effect on the liquidity of the Issuer or any other Group Company or the availability thereof or the requirements of the Issuer or any other Group Company for capital resources. There is no transaction, arrangement, or other relationship between the Issuer and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Issuer in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect;

4.1.18

 Title: each of the Issuer and each other Group Company has good title to all real property, personal property and any other assets owned by it or any rights or interests thereto, in each case as is necessary to conduct the business now operated by it (“Assets”); and there are no charges, liens, encumbrances or other security interests or third party rights or interests, conditions, planning consents, orders, regulations, defects or other restrictions affecting any of such Assets which could have a material adverse effect on the value of such Assets, or limit, restrict or otherwise have a material adverse effect on the ability of the Issuer or any other relevant Group Company to utilise or develop any such Assets and, where any such Assets are held under lease, each lease is a legal, valid, subsisting and enforceable lease;

4.1.19	Approvals:

(i)	save for the listing approval of the Shares to be issued on conversion of the Bonds and the exercise of the Warrants, the Issuer and each other Group Company possess all certificates, authorisations, licences, orders, consents, approvals and permits (“Approvals”) issued by, and has made all declarations and filings with, all appropriate national, state, local and other governmental and regulatory or self-regulatory agencies and bodies, all exchanges and all courts and other tribunals, domestic and foreign, necessary to own or lease, as the case may be, and to operate its assets and to conduct the business now operated by them;

(ii)	the Issuer and each other Group Company are in compliance with the terms and conditions of all such Approvals;

(iii)	all of such Approvals are valid and in full force and effect; and

(iv)	neither the Issuer nor any other Group Company has received any notice of proceedings relating to the revocation or modification of any such Approvals or is otherwise aware that any such revocation or modification is contemplated or threatened, except for any non-possession, non-compliance, invalidity, revocation, modification or proceedings (that if determined adversely to the Issuer or any other Group Company) would not individually or in the aggregate (a) have a material adverse effect on the condition (financial or otherwise), prospects, results of operations, general affairs or assets of the Issuer or of any other Group Company taken as a whole, or (b) materially and adversely affect the ability of the Issuer or any Subsidiary Guarantor to perform any of their obligations under the Transaction Documents (a “Material Adverse Effect”);

4.1.20	No Suspension: during the three (3) years prior to the date hereof, (i) the Shares have been listed on the NYSE MKT, (ii) trading in the Shares has not been suspended by the SEC or the NYSE MKT since the listing on the NYSE MKT and (iii) the Issuer has received no communication, written or oral, from the SEC or the NYSE MKT regarding the suspension or delisting of the Shares from the NYSE MKT;

4.1.21	Taxes and Assessments:

(i)	all returns, reports and filings which ought to have been made by or in respect of the Issuer and each other Group Company for taxation purposes have been made and all such returns, reports and filings are correct in all material respects and on a proper basis and are not the subject of any dispute with the relevant revenue or other appropriate authorities and to the best knowledge, information and belief of the Issuer (after due inquiry) do not reveal any circumstances likely to give rise to any such dispute and the provisions, charges, accruals and reserves included in the financial statements are sufficient to cover all taxation of the Issuer and each other Group Company existing in all accounting periods ended on or before the accounting reference date to which the financial statements relate whether payable then or at any time thereafter. No liability for tax which has not been provided for in the financial statements of the Issuer or any other Group Company has arisen or has been asserted by the tax authorities against the Issuer or any other Group Company which would have a Material Adverse Effect;

(ii)	the Issuer and each other Group Company have duly and in a timely manner paid all taxes that have become due, including, without limitation, all taxes reflected in the tax returns referred to in sub-Clause (i) above, or any assessment, proposed assessment, or notice, either formal or informal, received by the relevant Group Company except for any such taxes that are being contested in good faith and by appropriate proceedings or where the failure to file or make payment would not, individually or in the aggregate, have a Material Adverse Effect;

4.1.22	Taxes/Duties: no tax or duty (including any stamp or issuance or transfer tax or duty, any service tax and any tax or duty on capital gains or income, whether chargeable on a withholding basis or otherwise) is assessable or payable in, and no withholding or deduction for any taxes, duties, assessments or governmental charges of whatever nature is imposed or made for or on account of any income, registration, transfer, service or turnover taxes, customs or other duties or taxes of any kind, levied, collected, withheld or assessed by or within, the United States, the British Virgin Islands or Hong Kong or any other relevant jurisdiction or by any sub-division of or authority therein or thereof having power to tax, in connection with the creation, issue or offering of the Bonds, the Conversion Shares, the Warrants or the Exercise Shares or the execution or delivery of the Contracts, the Bonds or the Warrants or the performance of the obligations hereunder or thereunder (including, without limitation, issuance of the Conversion Shares and the Exercise Shares and payment of any bonus thereunder);

4.1.23

 Litigation: there are no pending actions, suits or proceedings against or affecting the Issuer or any other Group Company or any of their respective assets, which if determined adversely to the Issuer or any other Group Company would individually or in the aggregate have a Material Adverse Effect and, to the best knowledge, information and belief of the Issuer (after due enquiry), no such actions, suits or proceedings are threatened or contemplated;

4.1.24	Investigation: to the best knowledge, information and belief of the Issuer (after due enquiry), there are no police, legal, governmental, NYSE MKT, regulatory or self-regulatory inquiry or investigations nor any pending actions, suits or proceedings against or affecting the Issuer or any other Group Company or any of their respective directors or officers (in their capacities as such), or assets, which, if determined adversely to the Issuer or any other Group Company or any of their respective directors, officers or assets, would individually or in the aggregate have a Material Adverse Effect, or which are otherwise material in the context of the issue of the Bonds and the Warrants and no such investigations, actions, suits or proceedings are threatened or contemplated;

4.1.25	Environmental laws: the Issuer and each other Group Company (i) has received, is in compliance with and will comply with all necessary permits, licences or other approvals required of it under applicable Environmental Laws to conduct its businesses and (ii) has not received notice of any actual or potential liability under any Environmental Law, except where such non-compliance with Environmental Laws, failure to receive required permits, licences or other approvals, or liability would not, individually or in the aggregate, have a Material Adverse Effect.

For the purpose of this Clause 4.1.25, “Environmental Laws” means any and all supra-national, national, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, concessions, grants, franchises, licences, agreements or other governmental restrictions relating to the protection of the environment (including, without limitation, human, animal and plant life, ambient air, surface water, ground water, or land), the protection of property and proprietary rights or for the compensation of harm to the environment whether by clean-up, remediation, containment or other treatment or the payment of monies to any competent authority.

In the ordinary and usual course of its business the Issuer and each other Group Company periodically reviews the effect of Environmental Laws on its business, operations and properties, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, licence or approval, any related constraints on operating activities and any potential liabilities to third parties); on the basis of such review, the Issuer has reasonably concluded that such associated costs and liabilities would not, individually or in the aggregate, have a Material Adverse Effect;

4.1.26	Insurance: the Issuer and each other Group Company have in place all insurance policies necessary for the conduct of their businesses as currently operated and for compliance with all requirements of law, such policies are in full force and effect, and all premiums with respect thereto have been paid, and no notice of cancellation or termination has been received with respect to any such policy, and the Issuer and each other Group Company have complied in all material respects with the terms and conditions of such policies, except where breach of this provision would not have a Material Adverse Effect;

4.1.27

 Intellectual Property: the Issuer and each other Group Company own or possess, or can acquire on reasonable terms, adequate patents, patent rights, licences, inventions, copyrights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks, trade names or other intellectual property (collectively, “Intellectual Property”) necessary to carry on the business now operated by them in each country in which they operate, and neither the Issuer nor any other Group Company has received any notice or, to the best knowledge, information and belief of the Issuer (after due enquiry), is otherwise aware of any infringement of or conflict in any jurisdiction with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Issuer or any other Group Company therein, and which infringement or conflict (if the subject of any unfavourable decision, ruling or finding) or invalidity or inadequacy, individually or in the aggregate, would have a Material Adverse Effect;

4.1.28	Related Party Transactions: neither the Issuer nor any other Group Company is engaged in any transactions with any related party on terms that are less favourable to the Issuer or the other relevant Group Company than those available from other parties on an arm’s-length basis and such transactions as described in the audited consolidated financial statements of the Issuer are true, complete and accurate and not misleading in any material respect. All related party transactions, as defined in Regulation S-K under the Exchange Act, required to be disclosed in the Form 20-F filed with the SEC on 16 July 2012 have been so disclosed. All related party transactions have been negotiated in good faith and on an arm’s length basis;

4.1.29	Events of Default: no event has occurred or circumstance arisen which, had the Bonds or the Warrants already been issued, could reasonably be expected to (whether or not with the giving of notice and/or the passage of time and/or the fulfilment of any other requirement): (i) constitute an event described under “Events of Default” in the Terms and Conditions; or (ii) require an adjustment of the initial conversion price of the Bonds or the initial exercise price of the Warrants;

4.1.30	Labour Disputes: no material labour dispute with the employees of the Issuer or any other Group Company exists or, to the best knowledge, information and belief of the Issuer (after due inquiry), is imminent. To the best knowledge, information and belief of the Issuer (after due inquiry), the Issuer is not aware of any existing or labour disturbance by the employees of any of the Group Company’s principal suppliers, manufacturers or contractors which could result in a Material Adverse Effect;

4.1.31

 Information: all information supplied or disclosed in writing or orally by the Issuer, each other Group Company and their respective representatives to the Investor, their respective agents or professional advisers is true and accurate in all material respects and not misleading in any respect and all forecasts, opinions and estimates relating to the Issuer and each other Group Company so supplied or disclosed have been made after due, careful and proper consideration, are based on reasonable assumptions and represent reasonable and fair expectations honestly held based on facts known to such persons (or any of them); there has been no development or occurrence relating to the financial or business condition or prospects of the Issuer or any other Group Company (including, without limitation, with respect to any corporate event, acquisition, disposal or related matter) which is not in the public domain and which would reasonably be expected to be material to the Investor; and the Issuer has disclosed all information regarding the financial or business condition or prospects of the Group, which is relevant and material in relation to the Group, in the context of the issue or offering of the Bonds or the Warrants;

4.1.32	Anti-Money Laundering: the operations of the Issuer and each other Group Company are and have been conducted at all times in compliance with all applicable anti-money laundering laws, regulations, rules and guidelines in its jurisdiction of incorporation and in each other jurisdiction in which such entity, as the case may be, conducts business (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental or regulatory agency, authority or body or any arbitrator involving the Issuer or any other Group Company with respect to any of the Money Laundering Laws is pending or, to the best knowledge, information and belief of the Issuer (after due enquiry), threatened or contemplated;

4.1.33	Foreign Corrupt Practices: neither the Issuer nor any other Group Company nor, any director, officer or to the best knowledge, information and belief of the Issuer (after due enquiry), any director, officer, agent, employee, Affiliate or other person acting on behalf of the Issuer or any other Group Company, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of:

(i)

the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorisation of the payment of any money, or other property, gift, promise to give, or authorisation of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; or

(ii)	any provision of equivalent laws of any other jurisdiction in which the Issuer or any other Group Company conducts its business or operations,

and, to the best knowledge, information and belief of the Issuer (after due enquiry), its Affiliates have conducted their businesses in compliance with the FCPA and such other equivalent laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith;

4.1.34	Sanctions administered by OFAC: neither the Issuer nor any other Group Company nor, to the best knowledge, information and belief of the Issuer (after due enquiry), any director, officer, agent, employee, Affiliate or other person acting on behalf of the Issuer or any other Group Company, is an individual or entity (“Person”) that is, or is owned or controlled by a Person that is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or any sanctions administered by the European Union or the United Nations (collectively, the “Sanctions”) or located, organised or resident in a country or territory that is the subject of Sanctions;

4.1.35	Other Transactions: neither the Issuer nor any other Group Company are party to any other transaction which, if executed in accordance with its terms, has or would have a Material Adverse Effect;

4.1.36	Use of Proceeds: the use by the Issuer or any other Group Company of the proceeds from the issue of the Bonds and the Warrants for general corporate purposes of the Issuer will not violate any existing laws or regulations of any relevant jurisdiction;

4.1.37

 Manipulation of Price: the Issuer has not, and to the best of its knowledge, information and belief (after due inquiry) no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result, or that could reasonably be expected to cause or result, in the stabilisation or manipulation of the price of any security of the Issuer to facilitate the sale or resale of any of the Bonds,

Warrants, Conversion Shares or Exercise Shares, (ii) sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Bonds, the Warrants, the Conversion Shares or the Exercise Shares or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Issuer;

4.1.38	No General Solicitation: neither the Issuer, nor any of its Affiliates, nor any person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act (“Regulation D”)) in connection with the offer or sale of the Bonds, the Warrants, the Conversion Shares or the Exercise Shares;

4.1.39	No Integrated Offering: neither the Issuer, nor any of its Affiliates, nor any person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Bonds, the Warrants, the Conversion Shares or the Exercise Shares under the Securities Act or cause this issue of Bonds, the Warrants, the Conversion Shares and the Exercise Shares to be integrated with prior offerings by the Issuer for purposes of the Securities Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Issuer are listed or designated. Neither the Issuer, nor any of its Affiliates, nor any person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Bonds, the Warrants, the Conversion Shares and the Exercise Shares under the Securities Act or cause the issue of the Bonds, the Warrants, the Conversion Shares and the Exercise Shares to be integrated with other offerings;

4.1.40	No Registration Required: the offer and issuance by the Issuer of the Bonds, Warrants, Conversion Shares or Exercise Shares, as applicable, to the Investor in the manner contemplated by this Agreement is exempt from registration under the Securities Act;

4.1.41	Investment Company Status: the Issuer is not, and upon consummation of the sale of the securities contemplated herein will not be, an “investment company”, a company controlled by an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company” as such terms are defined in the U.S. Investment Company Act of 1940, as amended;

4.1.42	U.S. Real Property Holding Corporation: the Issuer is not, has never been, and so long as any Bonds or Warrants remain outstanding, shall not become a U.S. real property holding corporation within the meaning of Section 897 of the United States Internal Revenue Code of 1986, as amended, and the Issuer shall so certify upon the Investor’s request;

4.1.43	Compliance with the Sarbanes-Oxley Act of 2002: the Issuer is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as to the Issuer as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof; and

4.1.44	Form F-3 Eligibility: for so long as the Shares are listed on the NYSE MKT and except in the circumstances referred to in Condition 6(F)(1)(vii) of the Terms and Conditions, the Issuer is eligible to register the Conversion Shares and the Exercise Shares for resale by the Investor using Form F-3 promulgated under the Securities Act (which is contemplated in the Registration Rights Agreement).

4.2	Repetition: Subject to Clause 9, the representations and warranties contained in, or given pursuant to, Clauses 4.1 shall be made on the date of this Agreement and be deemed to have been repeated on the Closing Date taking into account facts and circumstances subsisting on the Closing Date.

4.3	Indemnity: The commitment of the Investor under this Agreement is being made on the basis of the foregoing representations, warranties, undertakings and agreements of the Issuer with the intention that such representations and warranties shall remain true and accurate in all material respects on the date of this Agreement and on the Closing Date with reference to the facts and circumstances then subsisting and that the undertakings and agreements shall have been performed on or before the Closing Date and the Issuer undertakes, to the maximum extent permitted under applicable laws, to pay the Investor on demand an amount which is equal to any liability and damages suffered and any cost, claim, loss or expenses (including, without limitation, legal fees, costs and expenses) (a “Loss”) properly incurred by the Investor or in respect of or in connection with any breach or alleged breach of any of the representations, warranties, undertakings or agreements contained in, or deemed to be made pursuant to, this Agreement or any certificate issued by the Issuer.

5	Undertakings of the Issuer

The Issuer undertakes with the Investor to comply with the following obligations:

5.1	Taxes: the Issuer shall pay:

(i)	any stamp, issue, registration, documentary or other taxes and duties, including interest and penalties in the Hong Kong, United States and the British Virgin Islands and all other relevant jurisdictions payable on or in connection with the creation and issue of the Bonds or the Warrants, the issue of the Conversion Shares or the Exercise Shares or the execution or delivery of the Transaction Documents; and

(ii)	in addition to any amount payable by it under this Agreement, any value added, service, turnover or similar tax payable in respect thereof (and references in this Agreement to such amount shall be deemed to include any such taxes so payable in addition to it);

5.2	Warranties: the Issuer shall forthwith notify the Investor if at any time prior to payment of the Subscription Price (as defined in Clause 7.2 below) to the Issuer on the Closing Date anything occurs which renders or may render untrue or incorrect in any respect any of its representations, warranties, undertakings, agreements and indemnities herein and will forthwith take such steps as the Investor may reasonably require to remedy the fact;

5.3	Use of Proceeds: the Issuer shall use the net proceeds from the issue of the Bonds and the Warrants for general working capital purposes of the Issuer, provided that neither the Issuer nor any other Group Company shall knowingly use, directly or indirectly, the proceeds of the offering of the Bonds and the Warrants hereunder, or knowingly lend, contribute or otherwise make available such proceeds to any other Group Company, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC or any Sanctions;

5.4

Conversion Price: (i) between the date hereof and the earlier of (a) the Closing Date and (b) the date on which this Agreement is terminated in accordance with its terms (the “Termination Date”) (both dates inclusive), neither the Issuer nor any person acting on its behalf shall take, directly or indirectly, any action designed to or which constitutes or which might reasonably be expected to cause or result in an adjustment of the initial conversion price of the Bonds or the initial exercise price of the Warrants and (ii) the Issuer shall not take any action that would reduce the conversion price of the Bonds or the exercise price of the Warrants below a level that may be prescribed by applicable laws and regulations from time to time (if any);

5.5	Announcements: subject to Clause 6.1.3, between the date hereof and a period of the earlier of (a) 20 days after the Closing Date and (b) the Termination Date (both dates inclusive), the Issuer shall, and shall cause the other Group Companies and its Affiliates and all other parties acting on its or their behalf to, notify and consult with the Investor (unless prevented by applicable law or regulations) prior to issuing any announcement concerning, or which could be material in the context of, the offering and distribution of the Bonds or the Warrants, and shall take into account such requests as the Investor shall reasonably make with respect to such announcements;

5.6	Form D and Blue Sky Laws: the Issuer shall file a Form D as required under the applicable requirements of Regulation D with respect to the Bonds, the Warrants, the Conversion Shares and the Exercise Shares and shall provide a copy thereof to the Investor promptly after such filing. The Issuer shall make all filings and reports relating to the offer and sale of the Bonds, the Warrants, the Conversion Shares and the Exercise Shares required under applicable securities or blue sky laws of the states of the United States following the Closing Date;

5.7	Form F-3 Eligibility and Reporting Status: until the date on which the Investor shall have sold all the Conversion Shares and the Exercise Shares and none of the Bonds or Warrants is outstanding,

(a)	for so long as the Shares are listed on NYSE MKT and except in the circumstances referred to in Condition 6(F)(1)(vii) of the Terms and Conditions, the Issuer shall timely file all reports required to be filed with the SEC pursuant to the Exchange Act, and shall take all actions necessary to maintain its eligibility to register the Conversion Shares and the Exercise Shares for resale by the Investor on Form F-3 promulgated under the Securities Act, which is contemplated in the Registration Rights Agreement; and

(b)	for so long as the Shares are listed on a Relevant Stock Exchange as defined in the Terms and Conditions, the Issuer shall timely comply with all filing and reporting requirements and take all actions necessary to maintain its eligibility to register the Conversion Shares and Exercise Shares, for resale under relevant regulations; and

5.8	No Underwritten Sale of Shares: The Investor undertakes with the Issuer that it will not sell or otherwise dispose of interests in the Shares issued upon conversion of the Bonds by way of an underwritten offering or similar arrangement (within the meaning of the Securities Act) and shall procure that any transferee of the Bonds will provide undertakings of the same to the Issuer.

6	Conditions Precedent

6.1	The obligations of the Investor to subscribe and pay for the Bonds and subscribe for the Warrants are subject to the fulfilment, prior to or simultaneously at Closing, of the following conditions to the satisfaction of the Investor:

6.1.1	Compliance: at the Closing Date:

(i)	the representations and warranties of the Issuer in this Agreement being true, accurate and correct in all respects and not misleading in any respect at, and as if made on, such date;

(ii)	the Issuer having performed all of its obligations under this Agreement to be performed on or before such date;

6.1.2	Security: on the Closing Date, the Investor shall have received all reasonably necessary security documents for the Security Documents in each case in form and substance satisfactory to the Investor, each duly executed by the relevant parties except for the Investor;

6.1.3	Disclosure of the Transaction: on or before 8:30 a.m., New York City time, on the first Business Day following the date of this Agreement, the Issuer shall issue a press release and file a Report on a Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the Exchange Act and attaching the material Transaction Documents (including, without limitation, this Agreement (and all schedules to this Agreement), the form of the Bonds, the form of Warrant Instrument and the form of the Registration Rights Agreement as exhibits to such filing (including all attachments, the “6-K Filing”). For the purpose of this Agreement, “Business Day” means a day on which banks are open for business in Hong Kong, British Virgin Islands and New York City (excluding Saturdays, Sundays and public holidays);

6.1.4	Listing: the NYSE MKT having agreed to list the Conversion Shares upon conversion of the Bonds and the Exercise Shares upon exercise of the Warrants subject to any conditions reasonably satisfactory to the Investor;

6.1.5	No Suspension of Trading: the Shares (i) shall be listed on the NYSE MKT and (ii) shall not have been suspended, as of the Closing Date, by the SEC or the NYSE MKT from trading on the NYSE MKT nor shall suspension by the SEC or the NYSE MKT have been threatened, as of the Closing Date, either (a) in writing by the SEC or the NYSE MKT or (b) by falling below the minimum listing maintenance requirements of the NYSE MKT; and

6.1.6	Contracts: on or before the Closing Date, there having been delivered to the Investor each of the Contracts other than this Agreement, duly executed by each party thereto other than the Investor.

6.2	Fulfilment: The Issuer shall use its best endeavours to ensure the fulfilment of the conditions set out in Clause 6.1 as soon as reasonably practicable.

6.3	Waiver: The Investor may, at its discretion and upon such terms as it thinks fit, waive compliance with the whole or any part of this Clause 6.

7	Closing

7.1	Obligations of the Issuer

7.1.1	On the Closing Date, the Issuer shall:

(i)	duly issue the Bonds in the aggregate principal amount of US$60,000,000 to the Investor;

(ii)	procure entry in the Issuer’s register of bondholders of the name of the Investor to be the holder of the Bonds and deliver to or to the order of the Investor (i) a certificate, duly executed, representing the aggregate principal amount of the Bonds; and (ii) a certified true copy by an authorised signatory of the Issuer of the Issuer’s duly completed register of bondholders as at the Closing Date;

(iii)	duly issue 6,000,000 Warrants to the Investor;

(iv)	deliver to the Investor (i) a Warrant Instrument, duly executed by the Issuer, constituting the Warrants and (ii) a definitive certificate in the form set out in the Warrant Instrument representing 6,000,000 Warrants, duly executed by the Issuer;

(v)	procure entry in the Issuer’s register of warrantholders of the name of the Investor to be the holder of 6,000,000 Warrants, and deliver to the Investor a certified true copy by an authorised signatory of the Issuer of the Issuer’s duly completed register of warrantholders as at the Closing Date; and

(vi)	deliver to the Investor each of the Contracts other than this Agreement, duly executed by each party thereto other than the Investor.

7.2	Obligations of the Investor

Against compliance with Clause 7.1 by the Issuer, the Investor shall pay (or procure to be paid) an amount equal to 100 per cent. of the aggregate principal amount of the Bonds (the “Subscription Price”) less the Issuing Expenses (as defined in Clause 8.1 below) by wire transfer to the US dollar bank account in Hong Kong designated by the Issuer by notice in writing delivered to the Investor at least five Business Days prior to the Closing Date. Evidence of such payment shall be satisfied by the delivery to the Issuer of an irrevocable wiring instruction giving effect to the above and shall constitute a complete discharge of the Investor’s payment obligations hereunder.

8	Expenses and Payments

8.1	General Expenses: The Issuer is responsible for paying the (i) fees and expenses of the legal, accountancy and other professional advisers instructed by the Issuer in connection with the creation and issue and offering of the Bonds and the Warrants, (ii) fees and expenses of the listing of the Conversion Shares and the Exercise Shares on the NYSE MKT; and (iv) costs incurred by it in connection with the preparation and execution of the Contracts. The fees and expenses incurred by the Investor (including, but not limited to, the costs of due diligence conducted on the Issuer and all fees and expenses of the legal, accountancy, financial and other professional advisers instructed by the Investor) (such amount as notified in writing by the Investor to the Issuer prior to the Closing Date, the “Issuing Expenses”) shall be reimbursed by the Issuer to the Investor by way of a deduction to the amount payable by the Investor on Closing pursuant to Clause 7.2, subject to a maximum of US$250,000.

8.2

Payment: All payments due under this Agreement are to be made in US dollars and are stated exclusive of any applicable tax whether income taxes, withholding taxes, value added taxes, goods and services taxes, business or services taxes or similar taxes other than taxes imposed in respect of net income by a taxing jurisdiction wherein the recipient is incorporated or resident for tax purposes (“Taxes”). If any deduction or withholding for or on account of Taxes is required to be made from any payment to the Investor, then the Issuer shall pay an additional amount so that the Investor receives, free from any such withholding, deduction, assessment or levy, the full amount of the payments set out herein. The Issuer shall make appropriate payments and returns in respect of such Taxes and provide the Investor with an original or authenticated copy of the tax receipt.

9	Termination

9.1	Ability of Investor to Terminate: At any time prior to payment of the Subscription Price to the Issuer:

9.1.1	if there shall have come to the notice of the Investor any breach of, or any event rendering untrue or incorrect in any respect, any of the warranties, representations and undertakings contained in this Agreement or any failure to perform any of the Issuer’s undertakings or agreements in this Agreement;

9.1.2	if any of the conditions specified in Clause 6 have not been satisfied or waived by the Investor on or prior to the Closing Date; or

9.1.3	if the PAG Subscription Agreement between the Investor, Mr. Cheng Chung Hing, Mr. Leung Moon Lam and PA Universal Opportunity VII Limited dated the same date as this Agreement is terminated for any reason, then the Investor shall be entitled (but not bound) by notice to the Issuer to elect to treat such event, breach or failure as terminating this Agreement notwithstanding any other provisions of this Agreement.

9.2	Ability of Issuer to Terminate: At any time prior to payment of the Subscription Price to the Issuer if there shall have come to the notice of the Issuer any breach of, or any event rendering untrue or incorrect in any respect, any of the warranties, representations and undertakings provided by the Investor in this Agreement or any failure to perform any of the Investor’s undertakings or agreements in this Agreement, then the Issuer shall be entitled (but not bound) by notice to the Investor to elect to treat such event, breach or failure as terminating this Agreement notwithstanding any other provisions of this Agreement.

9.3

Consequences of Termination: Upon such notice being given by the Investor or the Issuer pursuant to Clause 9.2 or Clause 9.3, this Agreement shall terminate and be of no further effect and no party shall be under any liability to any other in respect of this Agreement, except that the Issuer, shall remain liable under Clause 14 which would have continued had the arrangements for the subscription and issue of the Bonds been completed.

Any termination of this Agreement after the Closing Date shall not release a Party from any liability which at the time of termination has already accrued to another Party or which thereafter may accrue in respect of any act or omission prior to such termination and shall be without prejudice to any liability or obligation in respect of any matters, undertakings or conditions which shall not have been observed or performed by the relevant Party prior to such termination.

10	Survival of Representations and Obligations

The representations, warranties, agreements, undertakings and indemnities in this Agreement shall continue in full force and effect despite completion of the arrangements for the subscription and issue of the Bonds or any investigation made by or on behalf of the Investor.

11	Communications

11.1	Addresses: Any communication shall be given by letter or fax in the case of notices to the Issuer, to it at:

China Metro-Rural Holdings Limited

Suite 2204, 22/F Sun Life Tower

The Gateway

15 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

Fax no.:            +852 2111 1890

Attention:        Chris Fan

and in the case of notices from the Issuer, to the Investor at:

Willis Plus Limited

Suite 2208-14, 22/F Sun Life Tower

The Gateway

15 Canton Road

Tsim Sha Tsui, Kowloon

Hong Kong

Fax no.:            +852 2317 5372

Attention:        Claudia Lee

11.2	Effectiveness: Any such communication shall take effect, in the case of a letter, at the time of delivery, and in the case of fax, at the time of despatch.

11.3	Confirmations: Any communication not by letter shall be confirmed by letter but failure to send or receive the letter of confirmation shall not invalidate the original communication.

12	Assignment

The Investor may, upon giving written notice to the Issuer, assign any or all of its rights and delegate or transfer any or all of its obligations under this Agreement to any person without the consent of the other Party to this Agreement. No Party may otherwise assign any of its rights or delegate or transfer any of its obligations under this Agreement without the prior written consent of the other Party to this Agreement.

13	Entire Agreement

This Agreement, together with any documents referred to in it, constitutes the whole agreement between the parties relating to the issue of and the subscription for the Bonds and the Warrants and supersedes and extinguishes any other prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature, whether in writing or oral, relating to the issue of and the subscription for the Bonds and the Warrants.

14	Confidentiality

14.1	Obligations of Confidentiality: Subject to Clause 14.3, each Party shall keep strictly confidential and not disclose or use, and shall ensure that its Affiliates and its officers, employees, agents and professional and other advisers keep strictly confidential and not disclose or use, any documents, materials and other information in whatever form received or obtained by it in connection with the entering into of this Agreement or any other Transaction Documents which relates to:

14.1.1	the business, financial or other affairs (including future plans and targets) of a Party of its Affiliates;

14.1.2	the existence or terms of any Transaction Document or any transaction contemplated by the Transaction Documents or the identities of the Parties and their respective Affiliates; or

14.1.3	any discussions or negotiations with regard to any Transaction Document or any transaction contemplated by the Transaction Documents.

14.2	Confidential Information: For the purpose of this Agreement, “Confidential Information” includes the information referred to in Clause 14.1 except for any document, material or other information that:

14.2.1	was lawfully in the possession of the receiving Party prior to its disclosure by the disclosing Party and had not been obtained from the disclosing Party;

14.2.2	is or becomes generally known to the public (other than by breach of this Agreement or any other obligation of confidentiality owed between the Parties);

14.2.3	is or becomes available to the receiving Party other than as a result of a disclosure by a Person known by the receiving Party to be bound by an obligation of secrecy to the disclosing Party; or

14.2.4	is independently developed by the receiving Party without reference to the Confidential Information.

14.3	Permitted Disclosure and Use: Clause 14.1 shall not prohibit disclosure or use of any information if and to the extent that:

14.3.1	the disclosure or use is required by law or by any securities exchange or regulatory or governmental body having jurisdiction over the receiving Party or its Affiliates, whether or not the requirement has the force of law;

14.3.2	the disclosure or use is required to vest the full benefit of this Agreement or any other Transaction Document in the receiving Party, as the case may be;

14.3.3	the disclosure or use is required for the purpose of any judicial arbitration or other similar proceedings arising out of this Agreement or any other Transaction Document, the disclosure is reasonably required to be made to a taxing or other authority competent to impose any liability in respect of any and all applicable taxes (“Taxation”) or responsible for the administration and/or collection of taxation or enforcement of any tax laws (“Tax Authority”) in connection with the Taxation affairs of the receiving Party or the disclosure is reasonably required for the purpose of preparing any statutory accounts of the receiving Party;

14.3.4

 the disclosure is made to the Affiliates of the receiving Party, or to the officers, employees, agents and professional and other advisers of the receiving Party or its Affiliates, where such Person has a business-related need to have access to or use the Confidential

Information on terms that such Person undertakes to comply with the provisions of Clause 14.1 in respect of such information as if they were a party to this Agreement and the Party disclosing such information to such Person shall be liable for any breach of this Clause 14 by such person;

14.3.5	the disclosure is made by the Investor to the respective stockholders, limited partners, members or other owners of the Investor or any of its Affiliates, as the case may be, regarding the general status of its investment in the Issuer;

14.3.6	the disclosure is made by the Investor to persons reasonably determined by the Investor to be potential stockholders, limited partners, or members of other investor in the Investor in any media, including in connection with any marketing materials distributed for or on behalf of the Investor or any of its Affiliates, regarding the general status of its investment in the Issuer, including the name of the Issuer and other Group Companies, and a description of the business conducted by the Issuer and other Group Companies and the actual or estimated return on investment realised by the Investor resulting from or relating to its investment in the Issuer;

14.3.7	the disclosure is made by the Investor to persons reasonably determined by the Investor to be potential transferees of the Bonds, Warrants, Conversion Shares or Exercise Shares, whether in whole or in part, in respect of information reasonably required for the purpose of evaluating the Bonds, Warrants, Conversion Shares or Exercise Shares to be transferred, including in connection with the business, liabilities and financial position of the Issuer and the other Group Companies; or

14.3.8	the disclosing Party has given prior written approval to the disclosure or use,

provided that prior to disclosure or use of any information pursuant to Clause 14.3.3 (except in the case of disclosure to a Tax Authority), to the extent permitted by law and without compromising any privileges, the receiving Party shall give reasonable prior written notice to the disclosing Party (including a copy of any relevant written request which may exist) and the information is disclosed in a manner that is designed to preserve its confidential nature. If on the receipt of such a notice a Party wishes to take action to oppose or limit such potential disclosure or seek a protective order in respect of the information required to be disclosed, it may do so at its own cost and the receiving Party shall provide it with any reasonable assistance required.

15	Governing Law and Jurisdiction

15.1	Governing law: This Agreement, as to which time shall be of the essence, shall be governed by and construed in accordance with Hong Kong laws.

15.2	Jurisdiction:

15.2.1	The courts of the Hong Kong are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Agreement and accordingly any legal action or proceedings arising out of or in connection with this Agreement (“Proceedings”) may be brought in such courts. The Issuer irrevocably submits to the jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This submission is made for the benefit of the Investor and shall not limit the right of the Investor to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

15.2.2	The Issuer agrees that the process by which any Proceedings in Hong Kong are begun may be served on it by being delivered to it at its principal place of business in Hong Kong, currently at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong. If the Issuer ceases to have an agent to accept service of process in Hong Kong, it shall forthwith appoint a further agent in Hong Kong to accept service of process on its behalf in Hong Kong and notify the Investor of such appointment, and, failing such appointment within fifteen days, the Investor shall be entitled to appoint such an agent by notice to the Issuer. Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law.

16	Variation

No variation of this Agreement shall be effective unless approved by the Investor in writing.

17	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

This Agreement has been entered into on the date stated at the beginning.

China Metro-Rural Holdings Limited

By	/s/ Sio Kam Seng
Name:	Sio Kam Seng
Title:	Chairman

Willis Plus Limited

By	/s/ Cheng Chung Hing
Name:	Cheng Chung Hing
Title:	Chairman

SCHEDULE 1

TERMS AND CONDITIONS

SCHEDULE 2

WARRANT INSTRUMENT

SCHEDULE 3

REGISTRATION RIGHTS AGREEMENT

SCHEDULE 4

SUBSIDIARY GUARANTORS

	Name (English) [Place of incorporation, Company Registration Number]	Name (Chinese) (if any)
1	M.S. Electronic Emporium Limited [BVI 294895]	N/A

2	China Metro-Rural Limited [BVI 1573197]	N/A

3	China Metro-Rural Exchange Limited [Hong Kong: 0956841]

4	China Metro-Rural Development Limited [Hong Kong: 1448597]

5	China Focus City (H.K.) Holdings Limited [Hong Kong: 1586144]

SCHEDULE 5

SUBSIDIARY GUARANTEE